

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Fort Ghent Brokerage LLC

We have audited the accompanying financial statements of Fort Ghent Brokerage LLC which comprise the statement of financial condition as of December 31, 2015, and the related notes to the financial statements. This financial statements is the responsibility of the Fort Ghent Brokerage LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fort Ghent Brokerage LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
March 2, 2016

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